DLA Piper LLP (US)
2000 University Avenue East Palo Alto, California 94303-2214 www.dlapiper.com
Peter M. Astiz peter.astiz@dlapiper.com
T 650.833.2036
F 650.687.1159

March 3, 2014

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director
Ajay Koduri, Staff Attorney
Celeste M. Murphy, Legal Branch Chief
Joe Kempf, Staff Accountant
Robert Littlepage, Accounting Branch Chief

Re:	Coupons.com Incorporated
Amendment No. 2 to Registration Statement on Form S-1
Filed February 25, 2014
File No. 333-193692

Ladies and Gentlemen:

On behalf of Coupons.com Incorporated (the “Company”), we submit this letter in response to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 28, 2014, relating to the above referenced Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”) filed with Commission on February 25, 2014.

Set forth below are the Company’s responses to the Staff’s comment letter. This letter restates the numbered comments of the Staff, and the discussion set out below each comment is the Company’s response. Page references in this letter are to page numbers in Registration Statement. The Company currently anticipates that the Company and the underwriters will request that the Registration Statement be declared effective on March 6, 2014. Accordingly, on behalf of the Company, we request the Staff’s expedited review of this response and an opportunity to discuss any questions that the Staff may have regarding this response by telephone at the Staff’s earliest opportunity.

Litigation, page 92

1.	Please clarify your litigation disclosure on page 92 and specify whether or not management believes that the final outcome of these matters will have a material adverse

March 3, 2014

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effect on Coupon.com’s business, financial position or results of operations. If it is reasonably possible that a material loss may have been incurred please, advise and revise the notes to your financial statements to include disclosure as required by ASC 450-20-50-3 through -50-5.

Response: In response to the Staff’s comment, the Company refers the Staff to page F-33 of the prospectus, where pursuant to ASC 450-20-50-3 through 50-5, the Company discloses that it believes that liabilities associated with any claims are not probable and any reasonably possible range of losses cannot be estimated at this time, therefore the Company has not recorded any accrual for claims as of December 31, 2012 and 2013. The Company supplementally advises the Staff that it does not believe it is reasonably possible that a material loss may have been incurred. The Company proposes to add the italicized language below on page 92 in the final prospectus that the Company expects to file pursuant to Rule 424(b).

“Litigation

We are a party to litigation and subject to claims incident to the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, we currently believe that the final outcome of these matters will not have a material adverse effect on our business, financial position or results of operations. Regardless of the outcome, litigation can have an adverse impact on our business because of defense and settlement costs, diversion of management resources and other factors.”

Financial Statements

9. Stock-based Compensation, page F-22

2.	We note on page 113 you accelerated the vesting of stock options for certain former board members and a former employee. Please explain to us how you accounted for the acceleration and your consideration of the guidance in ASC 718-20-35-3.

Response: The Company accounted for the acceleration of the vesting of options to purchase 80,000 shares of common stock held by Richard Strock and options to purchase 50,396 shares of common stock held by John Burbank as modifications of equity awards in accordance with ASC 718-20-35-3. In accordance with this guidance, the incremental stock-based compensation expense recorded was based on the excess fair value of the options which were accelerated and vested immediately on the date of the modification. The acceleration of the vesting of options to purchase 96,400 shares of common stock held by Matthew Wisk occurred pursuant to the original terms of those equity awards. Accordingly, the remaining originally measured but unrecognized stock-based compensation expense associated with those equity awards was recognized at the time of the acceleration. The

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Company recorded stock-based compensation expense of $269,000, $236,000 and $261,000 in connection with the acceleration and vesting of the shares subject to the options held by Richard Strock, John Burbank and Matthew Wisk, respectively. The Company does not consider the amounts to be significant to its financial statements.

Please note that the Company requests that the Staff permit the Company’s request for acceleration orally or by facsimile in accordance with Rule 461(a) of Regulation C. Pursuant to Rule 461(a), if the Company requests such acceleration orally, it will provide a letter indicating that fact and stating that the Company and the principal underwriters are aware of their obligations under the Securities Act of 1933, as amended, along with the Registration Statement or pre-effective amendment thereto at the time of filing with the Securities and Exchange Commission.

We and the Company appreciate the Staff’s attention to the review of the Registration Statement. Please do not hesitate to contact me at: (650) 833-2036 if you have any questions regarding this letter or the Registration Statement.

Very truly yours,

DLA Piper LLP (US)

/s/ Peter M. Astiz

Peter M. Astiz

Partner

Enclosures

Cc:	Steven R. Boal (Coupons.com Incorporated)
Mir Aamir (Coupons.com Incorporated)
Richard Hornstein (Coupons.com Incorporated)
Michael Torosian (DLA Piper LLP (US))
Eric Jensen (Cooley LLP)
John McKenna (Cooley LLP)